Exhibit 2.1

EXECUTION VERSION

AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of June 6, 2022 (the “Amendment Date”), by and among Alpine Parent, LLC, a Delaware limited liability company (“Parent”), Alpine Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Anaplan, Inc., a Delaware corporation (the “Company”), amends that certain Agreement and Plan of Merger, dated as of March 20, 2022, by and among Parent, Merger Sub and the Company (the “Merger Agreement”). Each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Merger Agreement.

RECITALS

WHEREAS, Parent, Merger Sub and the Company entered into the Merger Agreement on March 20, 2022;

WHEREAS, the parties hereto disagree as to whether certain actions taken, or the failure to take certain actions, by the Company prior to the Amendment Date would constitute an inaccuracy under, a breach or violation of or a failure to comply with the Merger Agreement;

WHEREAS, without deciding whether or not such actions taken, or the failure to take such actions, by the Company prior to the Amendment Date may constitute an inaccuracy under, a breach or violation of or a failure to comply with the Merger Agreement and in order to avoid a potentially lengthy and disruptive dispute with respect thereto, the parties hereby agree to the amendments and waivers set forth herein;

WHEREAS, Section 9.10 of the Merger Agreement provides that the Merger Agreement may be amended by an instrument in writing signed by each of the parties thereto;

WHEREAS, Section 9.11 of the Merger Agreement provides that any party to the Merger Agreement may (i) extend the time for the performance of any obligation or other act of any other party thereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained therein or in any document delivered pursuant thereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained therein by an instrument in writing signed by the party or parties to be bound thereby;

WHEREAS, each of Parent, Merger Sub and the Company desires to amend certain terms of the Merger Agreement as set forth this Amendment, waive or modify certain terms of the Merger Agreement and to make certain representations, warranties, covenants and agreements in connection with this Amendment;

WHEREAS, the Company Board has unanimously: (i) determined that the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement (in each case, as amended or modified by this Amendment) (collectively, the “Transactions”) are advisable, fair to, and in the best interests of, the Company and the holders of Company Shares; (ii) approved the Merger Agreement (as amended or modified by this Amendment) and the Transactions (including the Merger); and (iii) subject to the terms of the Merger Agreement (as amended or modified by this Amendment), resolved and agreed to recommend that holders of Company Shares adopt the Merger Agreement and approve the Merger (in each case, as amended or modified by this Amendment);

WHEREAS, the board of directors of Parent has unanimously adopted and declared advisable the Merger Agreement (as amended or modified by this Amendment) and the Transactions (including the Merger);

WHEREAS, the board of directors of Merger Sub has unanimously: (i) determined that the Merger Agreement (as amended or modified by this Amendment) and the Transactions (including the Merger) are advisable, fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub; (ii) approved the Merger Agreement (as amended or modified by this Amendment) and the Transactions (including the Merger); and (iii) subject to the terms hereof, resolved and agreed to recommend that the sole stockholder of Merger Sub adopt the Merger Agreement and approve the Merger (in each case, as amended or modified by this Amendment); and

WHEREAS, Parent, as the sole stockholder of Merger Sub, will promptly approve and adopt the Merger Agreement and the Merger (in each case, as amended or modified by this Amendment) following the execution of this Amendment.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

AGREEMENT

1. Amendment.

(a) Closing. Section 2.2 of the Merger Agreement is hereby amended such that the reference to “third (3rd) business day” therein shall be amended and replaced with a reference to “first (1st) business day”.

(b) Merger Consideration. Section 2.6(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Each Company Share issued and outstanding immediately prior to the Effective Time (other than any Company Shares to be canceled pursuant to Section 2.6(b) and any Dissenting Company Shares) shall be canceled and shall be converted automatically into the right to receive an amount in cash, without interest, equal to $63.75 (the “Merger Consideration”) payable to the holder of such Company Share, upon surrender, in the manner provided in Section 2.9. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be adjusted to the extent appropriate (taking into account any prior adjustments applicable pursuant to this Section 2.6(a)) for all purposes of this Article 2.”

(c) Adjournment of Stockholders Meeting. Section 6.2(f) of the Merger Agreement is hereby amended such that references to “ten (10) business days” therein shall be amended and replaced with references to “fifteen (15) business days”.

(d) Covenant Compliance Condition to the Obligations of Parent and Merger Sub to Effect the Merger. Section 7.2(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“The Company shall not, from the Amendment Date until the Effective Time, have Willfully Breached in a manner that is material with respect to the Transactions, taken as a whole, the covenants or agreements of the Company under this Agreement to be performed or complied with by it as of such time. For the avoidance of doubt, only matters which are Willful Breaches of such covenants or agreements of the Company may be taken into account for purposes of determining whether the condition set forth in this Section 7.2(b) is satisfied or not.”

(e) Material Adverse Effect Condition to the Obligations of Parent and Merger Sub to Effect the Merger. Section 7.2(c) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Since the Amendment Date, no Material Adverse Effect has, solely due to an Effect first arising after the Amendment Date, occurred that is continuing.”

(f) Officer’s Certificate Condition to the Obligations of Parent and Merger Sub to Effect the Merger. Section 7.2(d) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“The Company shall have furnished Parent with a certificate dated as of the Closing Date signed on its behalf by a duly authorized executive of the Company to the effect that the conditions set forth in Section 7.2(b) (after giving effect to the waivers and consents set forth in Section 3 of the Amendment) and Section 7.2(c) shall have been satisfied.”

(g) Parent Termination. Section 8.1(c) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“By either Parent or Merger Sub, if there is a Willful Breach by the Company of its covenants herein, such that the conditions set forth in Section 7.2(b) would not be satisfied; provided, however, if such breach or inaccuracy is capable of being cured prior to the earlier of (A) the Outside Date and (B) the date that is twenty (20) business days from the date the Company is notified in writing by Parent of such breach, Parent and Merger Sub may not terminate the Agreement pursuant to this Section 8.1(c) (x) prior to such date if the Company is taking reasonable efforts to cure such breach or inaccuracy or (y) following such date if such inaccuracy or breach is cured at or prior to such date; or”

(h) Effect of Termination. Section 8.2 of the Merger Agreement is hereby amended such that the reference to “willful and material breach” therein shall be amended and replaced with a reference to “Willful Breach”.

(i) General Interpretation. Section 9.9 of the Merger Agreement is hereby amended to add the following provision as a new subsection (k):

“(k) Each reference to “herein”, “hereof,” “hereunder,” “hereby,” “this Agreement” and similar references shall, from and after the date of the Amendment, refer to the Merger Agreement, as amended or modified by the Amendment. Each reference herein to “the date of the Amendment” or the “Amendment Date” shall refer to June 6, 2022 and each reference to the “date of this Agreement”, the “date hereof”, “concurrently with the execution and delivery of this Agreement” and similar references shall refer to March 20, 2022.”

(j) Defined Terms. Section 1.1 is hereby amended to add the following definition in alphabetical order in such section:

“Willful Breach” or “Willfully Breached” shall mean the intentional breach of a covenant or agreement by a party hereto with the actual knowledge that taking such action, or the failure to take such action, would be a breach of such covenant or agreement.

(k) Material Adverse Effect. The defined term “Material Adverse” is hereby amended to add the following subclauses in corresponding order in such defined term:

“(xv) the current conflict between the Russian Federation and Ukraine or any change, escalation or worsening thereof, (xvi) inflation or any changes in the rate of increase or decrease of inflation, and (xvii) any matter set forth in the Schedules attached to this Amendment, including any failure of Parent or Merger Sub to comply with its obligations therein”

(l) Parent Termination Fee. The defined term “Parent Termination Fee” is hereby amended and restated in its entirety to read as follows:

“Parent Termination Fee” shall mean an amount equal to $1,000,000,000.

(m) Schedule 5.1 of the Disclosure Schedule. Schedule 5.1 of the Disclosure Schedule is hereby amended and restated in its entirety to read as set forth in Schedule I hereto.

2. Representations and Warranties.

(a) Company. The Company hereby represents and warrants to Parent and Merger Sub as follows:

(i) Authority Relative to this Amendment.

(A) The Company has all necessary corporate power and authority to execute and deliver this Amendment, to perform its obligations under the Merger Agreement (as amended or modified by this Amendment) and to consummate the Transactions, subject only to adoption of the Merger Agreement (as amended or modified by this Amendment) by the Requisite Company Vote. Except for the Requisite Company Vote, the execution, delivery and performance of this Amendment by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Amendment or to consummate the Transactions (other than, with respect to the Merger, the filing of the Certificate of Merger). This Amendment has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent subject to applicable Enforceability Limitations.

(B) The Company Board, at a meeting duly called and held on June 6, 2022, unanimously (i) determined that the Merger Agreement (as amended or modified by this Amendment) and the Transactions (including the Merger), are advisable, fair to, and in the best interests of the Company and holders of Company Shares, (ii) approved the Merger Agreement (as amended or modified by this Amendment) and the Transactions (including the Merger), and (iii) subject to the terms hereof, resolved and agreed to recommend that the holders of Company Shares adopt the Merger Agreement and approve the Merger (in each case, as amended or modified by this Amendment).

(ii) Opinion of Financial Advisor. Prior to the execution of this Amendment, the Company Board received an opinion from (a) Goldman Sachs & Co. LLC to the effect that, as of the date of such opinion and based upon and subject to the various qualifications and assumptions set forth in the written opinion of Goldman Sachs & Co. LLC, the Merger Consideration to be received by holders of Company Common Stock (other than Parent and its affiliates) pursuant to the Merger Agreement (as amended or modified by this Amendment) is fair, from a financial point of view, to such holders and (b) Qatalyst Partners LP to the effect that, as of the date of such opinion and based upon and subject to the various limitations, qualifications, assumptions and conditions set forth therein, the Merger Consideration to be received by holders of Company Common Stock (other than Parent and its affiliates) pursuant to the Merger Agreement (as amended or modified by this Amendment) is fair, from a financial point of view, to such holders. The Company will deliver a written copy of each such opinion to Parent solely for informational purposes as soon as reasonably practicable following the Amendment Date (it being understood and agreed that each such opinion is for the benefit of the Company Board only).

(b) Parent and Merger Sub. Parent and Merger Sub each hereby represent and warrant to the Company as follows:

(i) Authority Relative to this Amendment. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Amendment, to perform its obligations under the Merger Agreement (as amended or modified by this Amendment) and to consummate the Transactions. The execution, delivery and performance of this Amendment by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Amendment or to consummate the Transactions (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by the DGCL). This Amendment has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except to the extent subject to applicable Enforceability Limitations.

(ii) Financing.

(A) Parent has delivered to the Company a true, accurate and complete copy of an executed equity commitment letter, dated as of March 20, 2022, as amended by that certain Amendment to Equity Commitment Letter, dated as of the Amendment Date, by and among Parent and Sponsor, including all exhibits, schedules, annexes and amendments thereto (the “Equity Commitment Letter”), pursuant to which, and subject to the terms and conditions of which, Sponsor has committed to provide the amounts set forth therein to Parent for the purpose of funding the Required Amount (such committed equity financing, the “Equity Financing”).

(B) (i) As of the Amendment Date, the Equity Commitment Letter is in full force and effect and has not been withdrawn, rescinded or terminated, or otherwise amended or modified in any respect and (ii) the Equity Commitment Letter, in the form so delivered, constitutes a legal, valid and binding obligation of Parent or Merger Sub, as applicable, and Sponsor, enforceable against the parties thereto in accordance with its terms except as enforceability may be affected by applicable Enforceability Limitations. The Equity Commitment Letter is the only agreement relating to the Equity Financing as of Amendment Date. Other than as expressly set forth in the Equity Commitment Letter, there are no other agreements, side letters, or arrangements, conditions precedent or other contingencies relating to the Equity Commitment Letter that would reasonably be expected to impair the amount, availability or conditionality of the Equity Financing. The Equity Commitment Letter provides that the Company is an express third-party beneficiary of the Equity Commitment Letter in connection with Company’s exercise of its rights under Section 9.6 of the Merger Agreement.

(C) As of Amendment Date, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub, as applicable, under any term of the Equity Commitment Letter or, would (i) make any of the assumptions or any of the statements set forth in the Equity Commitment Letter inaccurate in any material respect, (ii) result in any of the conditions in the Equity

Commitment Letter not being satisfied or (iii) otherwise result in the Equity Financing not being available on the Closing Date. Assuming satisfaction of the conditions set forth in Sections 7.1 and 7.2 of the Merger Agreement, as of the Amendment Date, each of Parent and Merger Sub has no reason to believe that any of the conditions in the Equity Commitment Letter will fail to be satisfied on a timely basis or that the full amount of the Equity Financing will not be available to be funded at the Effective Time.

(D) The aggregate proceeds from the Equity Financing constitute all of the financing required for the consummation of the Merger and the other Transactions, and are sufficient in amount for Parent or Merger Sub, as applicable, to pay the Merger Consideration payable for all Company Shares in connection with the Transaction, any other amounts required to be paid at Closing in connection with the consummation of the Transactions (including any and all payments with respect to Company Stock Options or Company RSUs payable under this Agreement at Closing) and, together with the Company’s cash on hand as of the Closing Date, all associated fees, costs and expenses in connection with the Merger and the other Transactions, including the Equity Financing, in each case, to the extent required to be paid on the Closing Date (collectively, the “Required Amount”). The only conditions precedent related to the obligations of Sponsor to fund the full amount of the Equity Financing are expressly set forth in the Equity Commitment Letter.

(iii) Limited Guaranty. Concurrently with the execution of this Amendment, Parent has delivered to the Company a true, accurate and complete copy of the executed limited guaranty, dated as of March 20, 2022, as amended by that certain Amendment to Limited Guaranty, dated as of the Amendment Date, from Sponsor in favor of the Company in respect of certain matters on the terms specified therein (the “Limited Guaranty”). As of the Amendment Date, the Limited Guaranty is in full force and effect and has not been withdrawn, rescinded or terminated, or otherwise amended or modified in any respect. The Limited Guaranty, in the form so delivered, constitutes a legal, valid and binding obligation of Sponsor, enforceable against it in accordance with its terms except to the extent subject to applicable Enforceability Limitations. As of the Amendment Date, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Sponsor under any term or condition of the Limited Guaranty. Sponsor has, and at all times will have, access to sufficient capital to satisfy in full the full amount of the guaranteed obligations under the Limited Guaranty as and when due.

3. Additional Agreements of Parent and Merger Sub.

(a) Waivers of Conditions to the Obligations of Parent and Merger Sub to Effect the Merger. Parent and Merger Sub hereby unconditionally and irrevocably waive all of the conditions set forth in Section 7.2(a) of the Merger Agreement.

(b) Waivers of Parent and Merger Sub. Parent and Merger Sub hereby unconditionally and irrevocably waive, and consent to, any actions taken, or failure to take action, of the Company prior to the Amendment Date that may constitute an inaccuracy under, a breach or violation of or a failure to comply with the Merger Agreement, whether known or unknown, including without limitation the matters occurring prior to the Amendment Date set forth in Schedule II attached hereto; provided, further that such waiver shall also apply to those matters occurring after the Amendment Date as set forth therein.

(c) Additional Agreement of Parent and Merger Sub. Each of Parent and Merger Sub hereby agrees to use its respective reasonable best efforts to assist the Company to preserve and maintain the Company’s relationships with counterparties to any Contract, including any potential Contracts the Company may enter into, arising from the Company’s good faith requests for support in connection with any relationship that may be adversely impacted by the consummation of the Merger Agreement, including (i) providing information as is reasonably requested by the Company to address concerns raised by any third parties, including any customer or supplier or prospective customer or supplier, and (ii) consulting in good faith with the Company with respect to any such concerns. In addition, each of Parent and Merger Sub hereby agree to take the actions and other covenants and agreements set forth in Schedule III attached hereto.

4. Confirmation of Merger Agreement. Other than as expressly modified pursuant to this Amendment, all of the terms, covenants and other provisions of the Merger Agreement are hereby ratified and confirmed and shall continue to be in full force and effect in accordance with their respective terms.

5. Counterparts. This Amendment may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

6. General Provisions. The provisions of Article IX of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as amended or modified by this Amendment, taken together as a single agreement, reflecting the terms therein as amended by this Amendment.

* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

ALPINE PARENT, LLC

By:	/s/ Holden Spaht
Name: Holden Spaht
Title: President and Treasurer

ALPINE MERGER SUB, INC.

By:	/s/ Holden Spaht
Name: Holden Spaht
Title: President and Treasurer

ANAPLAN, INC.

By:	/s/ Frank A. Calderoni
Name: Frank A. Calderoni
Title: Chairman and Chief Executive Officer

Signature Page to Amendment to the Agreement and Plan of Merger